[LETTERHEAD OF SHEARMAN & STERLING LLP]





                                 April 21, 2005

Via EDGAR and Facsimile
-----------------------

Mr. Martin F. James
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549-0404

Re:      Orthofix International N.V.
         Form 10-K for the fiscal year ended December 31, 2004 filed March 15, 2005 Form 8-K dated March 3, 2005 filed March 3, 2005
         File No. 0-19961

Dear Mr. James:

     On behalf of our client, Orthofix International N.V., a company organized under the laws of the Netherlands Antilles (the "Company"), we submit this letter in response to the comments faxed by you to the Company on Friday, April 8, 2005 concerning the above captioned Form 10-K for the fiscal year ended December 31, 2004 filed by the Company on March 15, 2005, and Form 8-K dated March 3, 2005 filed by the Company on March 3, 2005. The responses set forth below have been organized in the same manner in which the staff's comments were organized.

     In addition, as requested by the staff, the Company is also providing separately a written statement acknowledging that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 8-K;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Note: The Company proposes to add disclosure to the "Acquisition" note to its financial statements in future filings for which disclosure of the Breg acquisition is required. The Company respectfully notes that some of this proposed disclosure has been included in other portions of prior filings made by the Company. In response to the staff's comments 1(a)-(e), the Company has set forth its proposed disclosure as part of its response to these comments. In addition, the Company has set forth on Exhibit A to this letter a complete copy of the "Acquisition" note to its financial statements substantially in the form it proposes to revise this note in response to comments 1(a)-(e).



Form 10-K for the fiscal year ended December 31, 2004

Item 8 - Financial Statements and Supplementary Data - Page 45
--------------------------------------------------------------

Note 2 - Acquisitions - Page F-16
---------------------------------

Comment No. 1. We note your disclosures relating to the acquisition of Breg, Inc. in December 2003. Please respond to the following:

    (a) Revise future filings to provide a brief description of the acquired entity and the reasons for the acquisition, including a description of the factors that contributed to goodwill being recognized. Refer to paragraphs 51(a) and 51(b) of SFAS 141.

          Response: The Company will include the proposed disclosure substantially in the form set forth below to the "Acquisition" note to its financial statements in future filings:

                    "Breg, based in Vista, California, designs, manufactures and distributes orthopedic products for post-operative reconstruction and rehabilitative patient use. Breg's product lines include bracing products, cold therapy products and pain therapy products. Breg generated $68.3 million in net revenues in 2004.

                    The Company considered this acquisition as a way to fortify and further advance its business strategy to expand in three key sectors in orthopedics: spine, reconstruction and trauma. The acquisition broadened the Company's product lines, reduced reliance on the success of any single product and enlarged channel opportunities for products from both companies.

                    Factors that contributed to the valuation of Breg included the recognition that Breg was among the top three participants in terms of market share in its key markets of bracing, cold therapy and pain therapy. Further, Breg has a strong brand name and product identity in the orthopedic industry. Breg had a history of sales and earnings growth at rates faster than the markets that its three product lines serve. Orthofix valued Breg after reviewing a range of valuation methodologies provided by its financial advisors for the transaction, including comparable publicly-traded companies, comparable precedent transactions, discounted cash flow analysis and comparison to Orthofix's trading multiples. The resulting purchase price of Breg, exceeded the value of the net assets acquired."

     (b) Tell us and revise future filings to disclose how you valued the 731,715 shares of Orthofix common stock issued in connection with the acquisition. Refer to paragraph 51(d) of SFAS 141.

          Response: The Company will provide a description of how it valued the 731,715 shares of Orthofix common stocked issued in connection with the Breg acquisition by providing the following proposed disclosure in the "Acquisition" note to the financial statements in future filings:

                    "Pursuant to a voting and subscription agreement dated November 20, 2003 and as amended and restated on December 22, 2003, among the Company and certain shareholders of Breg, such shareholders applied a portion of the proceeds that they received from the acquisition to purchase 731,715 shares of Orthofix common stock at a price of $38.00 per share, for an aggregate purchase price of $27.8 million. The price took into consideration the fair market value as determined by the Nasdaq stock market on or about the date the terms of the acquisition were agreed to and announced (November 20, 2003)."

     (c) Revise future filings to provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Refer to paragraph 51(e) of SFAS 141.

          Response: The Company will include the following proposed disclosure in the "Acquisition" note to the financial statements in future filings:

                    The final purchase price reflects the following assets acquired and liabilities assumed:

                    Current assets, other than cash                  $ 16,768
                    Fixed assets acquired                               5,570
                    Intangible assets not subject to
                    amortization - registered trademarks               23,900
                    Intangible assets subject to amortization
                    (10 year weighted average useful life):
                       Distribution network (10 year weighted
                       average useful life)                            41,100

                        Patents (16 year weighted average useful          401
                          life)                                     ----------
                                                                     $ 41,501
                    Goodwill(indefinite lived intangible asset)        91,762
                    Other long-term assets                                599
                                                                    ----------
                    Total assets acquired                           $ 180,100
                                                                    ----------

                    Current liabilities                              $ (4,996)
                    Deferred tax liability                            (17,612)
                    Other long-term liability                            (133)
                                                                    ----------
                    Total liabilities assumed                         (22,741)
                                                                    ----------
                    Net assets acquired (Final purchase price)       $157,359
                                                                    ==========

     (d) With respect to the finite lived intangible assets, tell us and revise future filings to disclose the total amounts assigned to each major intangible asset class, the amount of any significant residual value in total and for each major intangible asset class, and the weighted average amortization period, in total and for each major intangible asset class. Refer to paragraph 52(a) of SFAS 141.

          Response: A distribution network and patent portfolio are the only two major asset classes of finite lived intangible assets acquired during the Breg acquisition. The Company will include in future filings: (1) a statement disclosing that there are no residual values for any of the intangible assets subject to amortization acquired during the Breg acquisition; and (2) a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Such a balance sheet will include the following line items:

                    Intangible assets subject to amortization
                    (10 year weighted average useful life):
                        Distribution network (10 year weighted
                        average useful life)                          $ 41,100
                        Patents (16 year weighted average useful life)     401
                                                                     ----------
                                                                      $ 41,501


     (e) With respect to the indefinite lived intangible assets, tell us and revise future filings to disclose the amounts allocated to each major intangible asset class. Refer to paragraph 52(b) of SFAS 141.

          Response: Only the registered trademarks acquired during the Breg acquisition have been classified as identifiable indefinite lived intangible assets. The Company will include in future filings a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date the following line item: "Intangible assets not subject to amortization - registered trademarks".

     (f) Tell us what factors you considered in concluding these intangible assets are indefinite lived intangible assets. Cite the accounting literature you relied upon in making your determination.

          Response: Only the registered trademarks acquired during the Breg acquisition have been classified as identifiable indefinite lived intangible assets. The Company considered the criteria prescribed by paragraphs 11 (a), (c), (e) and (f) of SFAS 142 in determining that registered trademarks acquired during the Breg acquisition have an indefinite life. The Company determined that this portfolio of registered trademarks is expected to be used indefinitely by the entity. The primary trademark in this portfolio is the "Breg" name. Further, the Company is not aware of any legal, regulatory, or contractual provisions that limit the useful lives of these registered trademarks. The Company does not believe the effects of obsolescence, demand, competition, or other economic factors will cause the useful lives of these registered trademarks to be limited. The Company concluded that no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of the registered trademarks to the Company, and therefore the useful lives of the registered trademarks are considered to be indefinite.

Note 3 - Inventories - Page F-18
--------------------------------

Comment No. 2. Supplementally describe to us the assets included in the line item "field inventory." Please explain why you have classified these assets as inventory. Cite the accounting literature you relied upon in making your classification determination.

          Response: "Field inventory" is immediately saleable finished goods inventory that is in the possession of the Company's direct sales representatives to immediately service patients. The only distinguishing feature of field inventory from finished goods inventory is the location at which the inventory is stored. That is, field inventory is in the possession of a direct sales representative and finished goods inventory is in the Company's warehouse. In accordance with Accounting Research Bulletin 43 Chapter 3 Section A, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. Thus the term comprehends in general, among other things, such resources which include inventories of merchandise, raw materials, goods in process, finished goods, operating supplies, and ordinary maintenance material and parts. The Company has determined to separately disclose field inventory as it represents more than 5% of total inventory. The Company will include the proposed disclosure substantially in the form set forth below in the "Significant accounting policies" note to the financial statements in future filings: "Field inventory represents immediately saleable finished goods inventory that is in the possession of the Company's direct sales representatives." This disclosure will also be cross referenced in the Inventory table of Note 3.

Note 6 - Patents and other intangible assets - Page F-19
--------------------------------------------------------

Comment No. 3. We note your disclosure that you have $23.9 million of indefinite lived intangible assets as of December 31, 2004 and 2003. Revise future filings to also disclose the carrying amount for each major intangible asset class pursuant to paragraph 45(b) of SFAS 142.

Response: The Company will revise future filings to disclose the carrying amount for trademarks, which is the only major intangible asset pursuant to paragraph 45(b) of SFAS 142. The Company will include a proposed table and the disclosure substantially in the form set forth below in the "Patents and other intangible assets" note to its financial statements in future filings: "The Company has intangible assets not subject to amortization in the form of registered trademarks which have a net carrying value of $23.9 million as of December 31, 2004 and 2003."

     Patents and other intangible assets

                                                                                 December 31,
                                                                           -----------------------
      (In thousands)                                                          2004         2003
                                                                           -----------  ----------
      Cost

           Patents                                                           $25,411      $19,709
           Trademarks - definite lived (subject to amortization)                 712          689
           Trademarks - indefinite lived (not subject to amortization)        23,900       23,900
           Distribution networks                                              42,343       36,243
                                                                             --------     --------
                                                                             $92,366      $80,541
      Accumulated amortization
           Patents                                                          $(15,989)    $(14,366)
           Trademarks - definite lived (subject to amortization)                (332)        (271)
           Trademarks - indefinite lived (not subject to amortization)             -            -
           Distribution networks                                              (5,418)        (178)
                                                                             --------     --------
                                                                             $70,627      $65,726
                                                                             ========     ========




Form 8-K dated March 3, 2005 filed March 3, 2005

Exhibit 99.1
------------

Supplemental Disclosure Regarding Non-GAAP Financial Measure - Page 4
---------------------------------------------------------------------

Comment No. 4. We note your disclosure that management believes EBITDA "is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements." This disclosure appears to indicate that you also use EBITDA as a liquidity measure. However, we note that you have only reconciled the non-GAAP measure to GAAP net income. Please revise future filings to also present a reconciliation to the most directly comparable liquidity measure calculated in accordance with GAAP. Please supplementally provide us with your proposed revised disclosures. Refer to SEC Release FR-65.

Response:   As disclosed in the Form 8-K dated March 3, 2005, the Company believes EBITDA "is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements." In future filings, to the extent the Company continues to present
            EBITDA as both a performance and a liquidity measure, the Company will provide in substantially the form set forth below the following disclosure as well as the reconciliation of EBITDA to both net income and to cash flow from operating activities.


Proposed Disclosure:
-------------------

EBITDA represents income before net interest expense, income taxes, depreciation and amortization. The following tables reconcile EBITDA to net income and cash flow from operating activities, representing the most directly comparable performance and liquidity measures, respectively, under accounting principles generally accepted in the United States, to EBITDA. EBITDA is presented and discussed because management believes it is a useful adjunct to net income and cash flow from operating activities, since it is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. The Company believes the presentation of EBITDA is useful for investors because it makes it easier to compare the Company's results with other companies that have different financing and capital structures or tax rates. In addition, the measure is commonly used by investors, analysts and peers in the Company's industry for purposes of valuation and comparing the operating performance of the Company to other companies in its industry. EBITDA is not a measure calculated in accordance with GAAP and should not be considered as an alternative to (1) net income as a measure of performance, or (2) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.

Reconciliation of non-GAAP performance measure to nearest comparable GAAP measure:

         (In thousands)                                  December 31,
                                                 -----------------------------
                                                     2004           2003
                                                 -------------- --------------
         Net income                                   $ 34,149       $ 24,730
         Add:
              Interest expense, net                      5,966            161
              Income taxes                              16,210         14,585
              Depreciation                               7,853          5,707
              Amortization                               6,543          1,242
                                                 -------------- --------------
         EBITDA                                       $ 70,721        $46,425
                                                 ============== ==============



Reconciliation of non-GAAP liquidity measure to nearest comparable GAAP measure:

         (In thousands)                                                  December 31,
                                                                   -----------------------
                                                                    2004           2003
                                                                   ------------ -----------
         Net cash provided by operating activities                 $ 27,485       $ 31,534
              Changes in assets and liabilities                      25,004         10,019
              Deferred income tax expense/(benefit)                   3,874           (131)
              Tax benefits from exercise of stock options            (3,667)        (1,358)
              Provision for doubtful accounts                        (4,266)        (5,192)
              Loss in joint venture                                    (328)        (3,504)
         Interest (income) expense, net                               5,966            161
         Income taxes                                                16,210         14,585
         Other items                                                    443            311
                                                              -------------- --------------
         EBITDA                                                    $ 70,721        $46,425
                                                              ============== ==============

                                  *      *      *



     We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at
(212) 848-7325.

                                              Very truly yours,


                                              /S/ STEPHEN T. GIOVE
                                              --------------------------
                                              Stephen T. Giove


cc:      Charles W. Federico, Chief Executive Officer
         Orthofix International N.V.

         Thomas Hein, Chief Financial Officer
         Orthofix International N.V.

         Raymond C. Kolls, General Counsel
         Orthofix International N.V.

         Jerry C. Benjamin, Chairman of Audit Committee
         Orthofix International N.V.

         Thomas Meckley
         Ernst & Young LLP

                                                                       Exhibit A




          Complete Proposed Disclosure:
          ----------------------------

          2. Acquisitions

          On December 30, 2003, the Company concluded its purchase of 100% of the stock of privately held Breg, Inc. ("Breg") for a purchase price of $150 million plus closing adjustments and acquisition costs. The acquisition and related costs were financed with $110 million of senior secured bank debt, cash on hand and the issuance of 731,715 shares of Orthofix common stock.

          Pursuant to a voting and subscription agreement dated November 20, 2003 and as amended and restated on December 22, 2003, among the Company and certain shareholders of Breg, such shareholders applied a portion of the proceeds that they received from the acquisition to purchase 731,715 shares of Orthofix common stock at a price of $38.00 per share, for an aggregate purchase price of $27.8 million. The price took into consideration the fair market value as determined by the Nasdaq stock market on or about the date the terms of the acquisition were agreed to and announced (November 20, 2003).

          Breg, based in Vista, California, designs, manufactures and distributes orthopedic products for post-operative reconstruction and rehabilitative patient use. Breg's product lines include bracing products, cold therapy products and pain therapy products. Breg generated $68.3 million in net revenues in 2004.

          The Company considered this acquisition as a way to fortify and further advance its business strategy to expand in three key sectors in orthopedics: spine, reconstruction and trauma. The acquisition broadened the Company's product lines, reduced reliance on the success of any single product and enlarged channel opportunities for products from both companies.

          Factors that contributed to the valuation of Breg included the recognition that Breg was among the top three participants in terms of market share in its key markets of bracing, cold therapy and pain therapy. Further, Breg has a strong brand name and product identity in the orthopedic industry. Breg had a history of sales and earnings growth at rates faster than the markets that its three product lines serve. Orthofix valued Breg after reviewing a range of valuation methodologies provided by its financial advisors for the transaction, including comparable publicly-traded companies, comparable precedent transactions, discounted cash flow analysis and comparison to Orthofix's trading multiples. The resulting purchase price of Breg, exceeded the value of the net assets acquired.

          The acquisition has been accounted for using the purchase method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations". The allocation of the purchase price has been performed based on assignment of fair values to assets acquired and liabilities assumed. Fair values are based, in part, on appraisals performed by an independent appraisal firm.

          In accordance with SFAS No. 141, the Company has finalized the purchase price allocation for the acquisition during 2004. The final purchase price was adjusted upward based on the difference between the estimated and final working capital of Breg as defined in the Acquisition Agreement. A portion of the purchase price, $12.0 million, was placed into escrow at the closing date to fund indemnities as defined in the Acquisition Agreement. Distributions of escrowed funds are scheduled for March 1, 2005 and December 30, 2005.

          The final purchase price reflects the following assets acquired and liabilities assumed:

          Current assets, other than cash                                             $ 16,768
          Fixed assets acquired                                                          5,570
          Intangible assets not subject to amortization - registered trademarks         23,900
          Intangible assets subject to amortization (10 year weighted average useful life):
               Distribution network (10 year weighted average                           41,100
               useful life)
               Patents (16 year weighted average useful life)                              401
                                                                                   ------------
                                                                                      $ 41,501
              Goodwill (indefinite lived intangible asset)                              91,762
              Other long-term assets                                                       599
                                                                                   ------------
              Total assets acquired                                                  $ 180,100
                                                                                   ------------
              Current liabilities                                                     $ (4,996)
              Deferred tax liability                                                   (17,612)
              Other long-term liability                                                   (133)
                                                                                   ------------
                  Total liabilities assumed                                            (22,741)
                                                                                   ------------
                  Net assets acquired (Final purchase price)                           $157,359
                                                                                   ============


          There are no residual values for any of the intangible assets subject to amortization acquired during the Breg acquisition.

          The results of Breg's operations have been included in the Company's consolidated results of operations from the date of acquisition.


                                       A-2